

April 13, 2023

Albert Weber
Chief Financial Officer
OpGen, Inc.
9717 Key West Avenue, Suite 100
Rockville, MD 20850

> **Re: OpGen, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 7, 2023**
> **File No. 333-271190**

Dear Albert Weber:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed April 7, 2023

Cover Page

1. We note your statement that "[t]here is no arrangement for funds to be received in escrow, trust or similar arrangement." Please revise your disclosure to describe the effect on investors as a result of not having made any such arrangements. Please refer to Item 501(b)(8)(iii) of Regulation S-K.

Exhibit Index, page II-4

2. We note that you intend to name a placement agent for the offering. Once known, please identify the name of the placement agent in a subsequent amendment. Additionally, it does not appear that your exhibit index currently includes a placeholder for a Placement Agent Agreement. Please update your exhibit index to include your Placement Agent

Agreement, or advise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Conlon Danberg at 202-551-4466 or Celeste Murphy at 202-551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Peter Jaslow, Esq.